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Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Annual Report on Form 40-F of our audit report dated August 26, 2011 with respect to the consolidated financial statements of International Tower Hill Mines Ltd. (the “Company”) for each of years in the three year period ended May 31, 2011 and to the incorporation by reference of this Annual Report on Form 40-F, together with our audit report contained herein, in the Company’s Form S-8 Registration Statement (SEC File No. 333-158533).

/s/ MacKay LLP

Chartered Accountants
Vancouver, British Columbia, Canada
August 26, 2011